UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42381

SAG Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

14 Ang Mo Kio Street 63

Singapore 569116

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

At an extraordinary general meeting (the “Meeting”) of the SAG Holdings Limited (the “Company”) was held on March 31, 2025 at 10:00 a.m. (Singapore time) at 14 Ang Mo Kio Street 63, Singapore 569116.

At the close of business on March 5, 2025, the record date for the determination of shareholders entitled to vote (the “Record Date”), there were 10,250,000 Ordinary Shares outstanding, each share being entitled to one vote. Holders of 8,520,504 Ordinary Shares of the Company as of the Record Date were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted for the following two special resolutions, pursuant to the accompanying voting results:

Special Resolution 1:

“RESOLVED, AS A SPECIAL RESOLUTION, THAT the name of the Company be changed from “SAG Holdings Limited” to “INNEOVA Holdings Limited” (the “Name Change”).

FURTHER RESOLVED that any Director or Conyers Trust Company (Cayman) Limited, the secretary be and is hereby authorised to apply to the relevant Cayman Islands authorities to effect the Name Change on behalf of the Company and to take all necessary actions in connection therewith.”

Voting Results:

FOR	AGAINST	ABSTAIN
8,501,949 Ordinary Shares (99.78%)	18,243 Ordinary Shares (0.21%)	312 Ordinary Shares (<0.1%)

Special Resolution 1 passed.

Special Resolution 2:

“RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(i) that entering into of the INNEOVA Agreement and the transactions contemplated thereby be and are hereby ratified, approved and confirmed;

(ii) the allotment and issue of the INNEOVA Shares to the Seller on the terms and subject to the conditions of the INNEOVA Agreement be and is hereby authorized and approved;

(iii) any of the directors and officers of the Company, Conyers Trust Company (Cayman) Limited and VStock Transfer LLC (the “Transfer Agent”) be and are hereby authorized and approved to cause the INNEOVA Shares issuable under the INNEOVA Agreement to be issued in the name of the Seller as set out in the INNEOVA Agreement;

(iv) that the INNEOVA Shares when issued in payment of the contract sums shall be duly authorized and issued, fully paid and non-assessable Ordinary Shares of the Company, free of any shareholder preemptive rights; and

(v) that any and all actions heretofore or hereafter taken by any of the directors and officers of the Company, Conyers Trust Company (Cayman) Limited and the Transfer Agent within the terms of the foregoing resolutions be and are hereby ratified and confirmed as the authorized acts and deeds of the Company.”

Voting Results:

FOR	AGAINST	ABSTAIN
8,435,861 Ordinary Shares (99.01%)	84,643 Ordinary Shares (0.99%)	0 Ordinary Shares (0%)

Special Resolution 2 passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SAG Holdings Limited

Date: April 1, 2025	By:	/s/ Neo Chin Heng
Neo Chin Heng
Chief Executive Officer